BY COURIER

July 31, 2006	Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com
Sara D. Kalin
Branch Chief — Legal	Paul A. Jorissen
Securities and Exchange Commission	Direct Tel (212) 506-2555
100 F Street, N.E.	Direct Fax (212) 849-5555
Washington, D.C. 20549	pjorissen@mayerbrownrowe.com

Re:	CEF Equipment Holding, LLC. Response to Comment Letter dated May 15, 2006 to Registration Statement (File No. 333-132242)
Dear Ms. Kalin,
     On behalf of CEF Equipment Holding, LLC. (“Registrant”), we submit this letter in response to the comments in your letter dated May 15, 2006 relating to the above-referenced registration statement. We enclose a copy of the registration statement and a changed page from one of the prospectus supplements that shows a change that has been made to each of the prospectus supplements in the registration statement.
Base Prospectus
Floating Rate Securities, page 26
1.	We note your disclosure on page 26 indicating that you will specify in the related prospectus supplement “another index rate” on which the interest rate may be based. Please either revise your filing to list all indices that may be used to determine interest payments on the securities or confirm that any such indices reflect payments of interest based on debt transactions and not on securities or commodities index.
Response: The Registrant confirms that any such indices will reflect payments of interest based on debt transactions and not on a securities or commodities index.
     In response to your verbal comment, we also confirm that the following language has been removed from each of the forms of prospectus supplement in the registration statement:
     “The information in this prospectus supplement, if conveyed prior to the time of your contractual commitment to purchase any of these securities, supersedes any information contained in any prior similar materials relating to the these securities.”
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July 31, 2006

     If you have specific questions you would like to discuss, please do not hesitate to contact me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,
/s/ Paul A. Jorissen
Paul A. Jorissen